Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Grady's Cold Brew, Inc.
819 Garrison Ave
Bronx, NY 10474
gradyscoldbrew.com

Up to $1,069,999.22 in Class B Common Stock at $1.18
Minimum Target Amount: $9,999.32

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Grady's Cold Brew, Inc.
Address: 819 Garrison Ave, Bronx, NY 10474
State of Incorporation: NY
Date Incorporated: October 11, 2019

Terms:

Equity

Offering Minimum: $9,999.32 | 8,474 shares of Class B Common Stock
Offering Maximum: $1,069,999.22 | 906,779 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.18
Minimum Investment Amount (per investor): $299.72

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Time-Based Perks

Invest within the first 48 hours and receive 10% bonus shares.

Invest within the first week of the campaign and receive 5% bonus shares.

Amount Based Perks*

$350 or more Level 1: (1) Grady's Cold Brew Kit (30-day supply)

$750: (1) Grady's Cold Brew Kit (30-day supply) and 10% off site for 1-year

$1,500: (3) Month Grady's Cold Brew Kit Subscription, Grady's Hat, 10% off for 1-year

$5,000: 1-year Grady's Cold Brew Kit Subscription, Grady's Hat, 10% Lifetime Discount

$10,000: 1-year Grady's Cold Brew Kit Subscription, 10% Lifetime Discount and 10% Bonus Shares

*All perks occur after the offering is completed. Any purchase discounts, can be used in addition to existing online sales.

The 10% Bonus for StartEngine Shareholders

Grady's Cold Brew, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.18 / share, you will receive 10 shares of Class B Common Stock, meaning you'll own 110 shares for $118. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Grady's Cold Brew, Inc is a privately held coffee company that produces award winning cold brew products (both liquid and dry) under the Grady's Cold Brew trademark. The company was founded in 2011 by Grayson Laird, David Sands, and Kyle Buckley. The company's business model centers on wholesale through the Natural and Conventional Retail Channels, wholesale through the Food Service and Office Channels, and a direct-to-consumer business model that allows consumers home/office delivery and subscription options. All liquid products are currently produced in-house at our brewery in the South Bronx.

Grady's Cold Brew relies on a close partnership with their longtime Brooklyn-based coffee roaster and their specialized local co-packer based in NJ. Grady's also uses a highly efficient network of trusted wholesale distributors (including national distributors Unfi and KeHE), retailers (Whole Foods, Publix, Walmart, Target, etc) and 3rd party online stores such as Amazon, Walmart, and Fresh Direct.

Grady's Cold Brew was previously formed as a New York limited liability company under the name of Kebapolis LLC, but converted to a C-Corporation (Grady's Cold Brew, Inc.) in October 2019 through a statutory merger for the purpose of the StartEngine campaign. Kebapolis LLC has been completely merged into Grady's Cold Brew, Inc. and no longer survives as a separate entity.

Competitors and Industry

Grady's Cold Brew operates in the premium segment of the liquid cold brew coffee market. Inside this segment are brands such as Chameleon Cold Brew, Blue Bottle, Stumptown, Califia Farms, Lucky Jack, Wandering Bear, and others delivered via "cold chain" distribution. In grocery stores, Grady's primarily focusses on the large-format dairy section with their multi-serving bottles of concentrate. Grady's also competes with coffee shop chains like Starbucks, Dunkin', and Peet's Coffee that serve by-the-cup cold brew from brick and morter locations. And finally, Grady's is one of the very few premium brands in the dry cold brew coffee market with their line of Bean Bag products. Competitors in the dry cold brew aisle are more mass-market like Dunkin', Starbucks, McCafe, and Walmart's Great Brands.

Current Stage and Roadmap

Grady's Cold Brew has been on store shelves and available online since 2011, with the bulk of our sales being generated from the Tri-State area. Grady's goal is to continue to branch out from the Northeast with a strong focus on three channels: Grocery Retail, E-commerce, and Food Service/Corporate Accounts. In Grocery, Grady's aims to keep saturating the northeast with our local DSD distributor and by utilizing our NYC/NJ-based in-house sales team. Grady's plans to do this by increasing the number of doors we are in, merchandizing our products on the shelf, and increasing skus/facings in existing accounts. Grady's also plans to continue their expansion to the South and West by using national distributors UNFI and KeHE, and by making a push to include more Mass and Conventional accounts in addition to the Natural Channel. For E-commerce, Grady's goal is to fuel growth by continuing to work closely with our third party online broker that specializes in growing revenue through Amazon. In addition, we plan increase our budget for paid search/social for overall brand awareness and geo-targeting to drive online sales and in-store purchases. For Food Service/Corporate Accounts, Grady's goal is to continue to expand keg and bulk concentrate sales nationally in offices and restaurants with our network of specialty food distributors. Grady's is also at the start of a 9-week Operational Test with one of the largest quick-service chains in the country to potentially launch nationally in 2020 with over 3,000+ doors.

The Team

Officers and Directors

Name: Grayson M. Laird

Grayson M. Laird's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, President and CEO
  Dates of Service: June 01, 2011 - Present
  Responsibilities: Grady sets the vision for the company, leads strategy, R&D, and ensures project execution and alignment with the company's goals. Grady's salary is $100,000/year.

Other business experience in the past three years:

- **Employer:** Evergreen
  Title: Board Member
  Dates of Service: July 07, 2016 - Present

Responsibilities: Evergreen is a membership organization that champions manufacturing, creative production, and industrial service businesses in North Brooklyn and beyond. We connect businesses with resources and opportunities to help create and maintain high quality jobs at all skill levels.

Name: David J. Sands

David J. Sands's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder/Director of Sales
  Dates of Service: September 15, 2011 - Present
  Responsibilities: Dave leads our sales strategy, is the liaison on key retail accounts, is in charge of social media, and is the Grady's brand ambassador for outside collaborations/media. Dave's salary is $100,000/year.

- **Position:** Secretary
  Dates of Service: October 11, 2019 - Present
  Responsibilities: Dave ensures all rules and bylaws of the organization are adhered to by the board during meetings and the implementation of board decisions. He is also in charge of all of the records and documentation for the organization.

Name: Kyle Buckley

Kyle Buckley's current primary role is with Pack Labs. Kyle Buckley currently services 1-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director/Co-founder
  Dates of Service: December 01, 2011 - Present
  Responsibilities: Kyle's key purpose is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders and stakeholders.

Other business experience in the past three years:

- **Employer:** Pack Labs
  Title: Cofounder/CEO
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Communicating with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission.

Other business experience in the past three years:

- **Employer:** Canopy Foods
  Title: Co-founder/Board Member
  Dates of Service: July 01, 2017 - July 01, 2019
  Responsibilities: Communicating with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission.

Name: Michael McNamara

Michael McNamara's current primary role is with Lancium. Michael McNamara currently services 1-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 17, 2013 - Present
  Responsibilities: Michael's key purpose is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders and stakeholders.

Other business experience in the past three years:

- **Employer:** Lancium
  Title: Co-founder/CEO
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Communicating with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission.

Other business experience in the past three years:

- **Employer:** Certified Holdings, LLC
  Title: Chairman
  Dates of Service: April 01, 2016 - Present
  Responsibilities: To ensure that the board is effective in its task of setting and implementing the company's direction and strategy.

Name: Tim Boggs

Tim Boggs's current primary role is with Cadian Capital Management. Tim Boggs currently services 1-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 15, 2017 - Present
  Responsibilities: Tim's key purpose is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders and stakeholders.

Other business experience in the past three years:

- **Employer:** Cadian Capital Management
  Title: Head of Business Development & Investor Relations
  Dates of Service: September 01, 2015 - Present
  Responsibilities: In charge of Business Development and communicating, on behalf of the company, with investors.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Grady's Cold Brew, Inc (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early stage companies, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
We expect to generate a significant amount of growth from the investments we will make into marketing our product following this offering. However, it is possible that an increased marketing spend by competing brands will diminish our efforts. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We face significant market competition
We will compete with larger, established CPG companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Grady's Cold Brew, Inc was formed on 10/11/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Grady's Cold Brew, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection

without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Grady's Cold Brew, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Grady's Cold Brew, Inc could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholder) and will have no such right.

Changes in consumer preferences or public attitudes about caffeine could decrease demand for the Company's products.
If consumers are unwilling to accept the Company's products or if general consumer trends cause a decrease in the demand for caffeinated beverages, including cold brew, it would adversely impact the Company's sales and results of operations. There is no assurance that the RTD Coffee segment will experience growth in future periods. The possibility exists that advertising by caffeinated beverage producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on caffeinated beverages sold in the United

States. If caffeinated beverages in general were to fall out of favor among domestic consumers, or if the domestic RTD Coffee industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on the Company's financial condition, operating results, and cash flows.

The Company contains senior debt

In case of a dissolution or liquidation, senior debt holders get distribution prior to investors.

Incidents involving food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, whether or not accurate, as well as adverse public or medical opinions about the health effects of consuming our products, could harm our business.

Instances or reports, whether true or not, of unclean water supply or food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, either during growing, manufacturing, packaging, storing or preparation, have in the past severely injured the reputations of companies in the food and beverage processing, grocery and quick-service restaurant sectors and could affect us as well. Any report linking us to the use of unclean water, food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage-safety issues could damage our brand value and severely hurt sales of our food and beverage products and possibly lead to product liability claims, litigation (including class actions) or damages. We are also continuing to incorporate more products in our beverage lineup that require refrigeration including non-dairy alternative products (such as almond milk). We also face risk by relying on third-party food suppliers to provide and transport ingredients and finished products to our stores. We monitor the operations of certain of these business partners, but the product quality and service they deliver may be diminished by any number of factors beyond our control, which make it more difficult to detect contamination or other defect in these products. If customers become ill from food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage-safety issues, we could be forced to recall products. In addition, instances of food or beverage-safety issues, even those involving solely the restaurants or stores of competitors or of suppliers or distributors (regardless of whether we use or have used those suppliers or distributors), could, by resulting in negative publicity about us or the foodservice industry in general, adversely affect our sales. A decrease in customer traffic as a result of food-safety concerns or negative publicity, or as a result of a temporary closure of any of our stores, product recalls or food or beverage-safety claims or litigation, could materially harm our business and results of operations. Some of our products contain caffeine, non-dairy products, and other compounds and allergens, the health effects of which are the subject of public and regulatory scrutiny, including the suggestion that excessive consumption of caffeine, dairy products, sugar and other compounds can lead to a variety of adverse health effects. Particularly in the U.S., there is increasing consumer awareness of health risks, including obesity, due in part to increased publicity and attention from health organizations, as well as increased consumer litigation based on alleged adverse health impacts of consumption of various food and beverage products. An unfavorable report on the health effects of caffeine or other compounds present in our products, whether accurate or not, imposition of additional taxes on certain types of beverages, or negative publicity or litigation arising from certain health risks could significantly reduce the demand for our beverages and food products and could materially harm our business and results of operations.

Increases in the cost of high-quality arabica coffee beans or other commodities or decreases in the availability of high-quality arabica coffee beans or other commodities could have an adverse impact on our business and financial results.

We purchase high-quality whole bean arabica coffee and related coffee products. The price of coffee is subject to significant volatility and has and may again increase significantly due to one or more of the factors described below. The high-quality arabica coffee of the quality we seek tends to trade on a negotiated basis at a premium above the "C" price. This premium depends upon the supply and demand at the time of purchase and the amount of the premium can vary significantly. Increases in the "C" coffee commodity price do increase the price of high-quality arabica coffee and also impact our ability to enter into fixed-price purchase commitments. We frequently enter into supply contracts whereby the quality, quantity, delivery period, and other negotiated terms are agreed upon, but the date, and therefore price, at which the base "C" coffee commodity price component will be fixed has not yet been established. These are known as price-to-be-fixed contracts. The supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, such as weather (including the potential effects of climate change), natural disasters, crop disease, general increase in farm inputs and costs of production, inventory levels and political and economic conditions, as well as the actions of certain organizations and associations that have historically attempted to influence prices of green coffee through agreements establishing export quotas or by restricting coffee supplies. Speculative trading in coffee commodities can also influence coffee prices. Because of the significance of coffee beans to our operations, combined with our ability to only partially mitigate future price risk through purchasing practices and hedging activities, increases in the cost of high-quality arabica coffee beans could have a material adverse impact on our profitability. In addition, if we are not able to purchase sufficient quantities of green coffee due to any of the above factors or to a worldwide or regional shortage, we may not be able to fulfill the demand for our coffee, which could have a material adverse impact on our profitability.

Interruption of our supply chain could affect our ability to produce or deliver our products and could negatively impact our business and profitability.

Any material interruption in our supply chain, such as material interruption of roasted coffee supply due to the casualty loss of our third party roaster, interruptions in service by our third party logistic service providers or common carriers that ship goods within our distribution channels, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, natural disasters or political disputes and military conflicts that cause a material disruption in our supply chain could have a negative material impact on our business and our profitability. Additionally, our food, beverage and other products are sourced from a wide variety of domestic and international business partners in our supply chain operations. We rely on these suppliers to provide high quality products and to comply with applicable laws. Our ability to find qualified suppliers who meet our standards and supply products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced from outside the U.S., especially countries or regions with diminished infrastructure, developing or failing economies or experiencing political instability or social unrest, and as we increase our fresh and prepared food offerings. For certain products, we may rely on one or very few suppliers. A supplier's failure to meet our standards, provide products in a timely and efficient manner, or comply with applicable laws is beyond our control. These issues, especially for those products for which we rely on one or few suppliers, could have a material negative impact on our business and profitability.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Grayson Laird	4,240,800	Class A Common Stock	56.18

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 906,779 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 5,000,000 with a total of 4,240,800 outstanding.

Voting Rights

2 votes per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 9,000,000 with a total of 6,614,268 outstanding.

Voting Rights

1 vote per share

Material Rights

The 6,614,268 Class B shares currently listed as outstanding, is calculated on a fully diluted basis, and includes 535,068 Class B shares which are not yet issued, based on outstanding convertible notes, if they were to convert prior to this offering, at a price per share of $0.50, based on the principal amount outstanding of $250,000 plus accrued interest of $17,534.

Convertible Note

The security will convert into Class b common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00

Maturity Date: August 31, 2020
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: THE NOTES WILL CONVERT AUTOMATICALLY UPON FINANCING OF $1,000,000 OR MORE. THE NOTES WILL ALSO CONVERT AUTOMATICALLY ON THE MATURITY DATE. THE HOLDERS HAVE THE OPTION TO CONVERT THE NOTES AT ANYTIME.

Material Rights

· The outstanding principal and accrued interest on the Notes are convertible into Class B Shares at $0.50 per share.

· Upon an event of Acquisition, the holder of the Note shall receive the greater of (i) the amount equal to the outstanding principal and accrued interest, or (ii) the amount the holder would have received if the Note was converted immediately prior to the Acquisition.

· Acquisition: An "Acquisition" shall mean the closing of: (w) a firm underwritten initial public offering of the Company's securities; (x) the sale, license, conveyance or disposition of all or substantially all of the assets of the Company; (y) the effectuation by the Company of a transaction or series of related transactions in which any Person (as defined below) becomes the beneficial owner of a majority of the voting power of the Company's shareholders, or (z) the consolidation, merger or other business combination of the Company with or into any other Person or Persons where shareholders of the Company immediately prior to the merger or consolidation do not hold a majority of the voting power of the survivor of the merger or consolidation , provided, however, an Acquisition shall not include any transaction where the Company's capital stock are sold or otherwise issued as part of an equity financing of the Company.

· The Notes are senior to any new debt.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Membership Units
  Type of security sold: Equity
  Final amount sold: $1,350,000.00
  Number of Securities Sold: 1,350,000
  Use of proceeds: Trade Spend (in-store demos, merchandizing, slotting fees); Key Hires (Director of Sales, Regional Sales Reps, Brand Strategist); Working Capital (new product development, production, inventory)
  Date: September 26, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Working Capital
  Date: March 19, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Gross revenues increased 7% from $3,896,701 in 2018 to $4,536,594 in 2019, and Cost of Good Sold decreased 20% from $2,422,988 in 2018 to $2,060,596 in 2019, causing a 68% increase in gross margin from $1,473,713 in 2018 to $2,475,998 in 2019. The increase in revenues from year to year was mainly due to the company spending more in advertising and marketing from year to year to bring product awareness and gain market shares. Marketing and advertising went up 18% from $295,806 in 2018 to $324,795 in 2019.

The company being able to increase its revenues in 2019 and reduce its cost of goods sold led to a 91% decrease in net loss from $957,618 in 2018 to 499,764 in 2019.

Historical results and cash flows:

As of December 31, 2019, the company had cash in back in the amount of $106,121 a 20% decrease from cash of $132,574 as of December 31, 2018. The decrease in cash is due to a 30% increase in account receivables from 292,841 in 2018 to $379,785 in 2019. Company's inventories also went down 14% from $252,015 in 2018 to $216,695 in 2019 as a result of an increase in our sales as mentioned above.

Management is hopeful and confident that the company will continue to improve its sales and reduce its costs.

Operationally, we are improving efficiencies by increasing our inventory turn, improving our cash conversion cycle, and introducing new equipment for labor efficiency and production cost-savings.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 3, 2020, the company has $159,604.08 Cash in the bank.

The company also carries several credit cards:

-Bank of America credit card (1793) that has an interest rate of 13.24% and an outstanding balance in the amount of $29,514.

-Bank of America credit card (8984) that has an interest rate of 13.24% and an outstanding balance in the amount of $45,419.26.

-Bank of America credit card (7734) that has an interest rate of 13.24% and an outstanding balance in the amount of $11,191.52.

-AMEX credit card (Platinum) that has an interest rate of 1.5% and an outstanding balance of $31,425.04.

-AMEX credit card (Gold) that has an interest rate of 29.99% and an outstanding balance in the amount of $43,272.35.

-Chase Ink credit card (6570) that has a 0% interest for 6 months and an outstanding balance of $21,182.61.

-Revolving Line of Credit As of December 7, 2016, the company entered a revolving line of credit agreement with Dwight Funding LLC for inventory financing. The credit line has a limit of $1,000,000. The interest rate changes periodically and is calculated periodically as the greater of 13.5% or 9% above US Prime Rate as published by the Wall Street Journal. As of today, April 3, 2020, the outstanding balance is $326,864.22

-AMEX Merchant Financing Loan that has an interest rate of 5% and an outstanding balance of $244,750 as of April 3, 2020 in the amount of $156,450.

The company received several loans from the U.S Small Business Administration (SBA).

On November 26, 2013, the company received a loan in the amount of $415,000 from the SBA's New York Business Development Corporation. The loan carries an interest rate of Prime plus 2.75% and matures on March 26, 2024. As of April 3, 2020 the loan has an outstanding balance of $177,622,.98.

On March 3, 2015, the company received a second loan from the SBA's New York Business Development Corporation in the amount of $200,000. The loan carries an interest rate of Prime plus 2.25% and matures on July 3, 2025. As of April 3, 2020 the loan has an outstanding balance of $112,626.57.

On March 29, 2016, the company received a third loan from the SBA's New York Business Development Corporation in the amount of $250,000. The loan carries an interest rate of Prime plus 2.75% and matures on July 29, 2026. As of April 3, 2020 the loan has an outstanding balance of $180,340.02.

On March 29, 2016, the company received a loan from the SBA's Empire State Certified

Development Corporation in the amount of $250,000. The loan carries an interest rate of Prime plus 2.75% and matures on July 29, 2026. As of April 3, 2020 the loan has an outstanding balance of $156,450.

Convertible Promissory Notes

On December 19, 2018, the Company received $30,000 one of its founding members' Grady Laird, as advance for Convertible Note that was issued on March 9, 2019. All outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of today, April 3, 2020, the outstanding balance of this loan is $30,000 and $2,899.34 in accrued interest.

On March 19, 2019, the Company issued a convertible promissory note to a certain lender in the amount of $220,000. The loan has a 10% rate and all outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of today, April 3, 2020 ,the outstanding balance of this loan is $220,000 and $21,266.43 in accrued interest.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The StartEngine funds would not be critical to our operations. We have other options for funding the business if the campaign is unsuccessful.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If successful, 75-100% of the funds raised from the StartEngine campaign would be used to fund the business.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we are only able to raise the minimum, we would expect to run out of funds to operate the company in about 3 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If we are able to raise the maximum amount, we feel that $1.07mm would give us 24 months of runway. That is based off our model and historical data from our last raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If necessary, we would look to raise between $500k-1mm at a lower valuation or potentially sell majority stake with an acquisition.

Indebtedness

- **Creditor:** New York Business Development Corporation
  Amount Owed: $177,622.98
  Interest Rate: 2.75%
  Maturity Date: March 26, 2024

- **Creditor:** New York Business Development Corporation
  Amount Owed: $112,626.57
  Interest Rate: 2.25%
  Maturity Date: July 03, 2025

- **Creditor:** New York Business Development Corporation
  Amount Owed: $180,340.02
  Interest Rate: 2.75%
  Maturity Date: July 29, 2026

- **Creditor:** Empire State Certified Development Corporation
  Amount Owed: $156,450.00
  Interest Rate: 2.75%
  Maturity Date: July 29, 2026

- **Creditor:** American Express
  Amount Owed: $244,750.00
  Interest Rate: 5.0%
  Maturity Date: April 03, 2020

- **Creditor:** Current Investor
  Amount Owed: $220,000.00
  Interest Rate: 10.0%
  Maturity Date: August 31, 2020
  Convertible Note - On March 19, 2019, the Company issued a convertible promissory note to a certain lender in the amount of $220,000. The loan has a 10% rate and all outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of today, April 3, 2020 ,the outstanding balance of this loan is $220,000 and $21,266.43 in accrued interest.

- **Creditor:** Grayson Laird

Amount Owed: $30,000.00
Interest Rate: 10.0%
Maturity Date: August 31, 2020
Convertible Note - On December 19, 2018, the Company received $30,000 one of its founding members' Grady Laird, as advance for Convertible Note that was issued on March 9, 2019. All outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of today, April 3, 2020, the outstanding balance of this loan is $30,000 and $2,899.34 in accrued interest.

- **Creditor:** Bank of America
  Amount Owed: $29,514.00
  Interest Rate: 13.24%
  Maturity Date: January 01, 2050

- **Creditor:** Bank of America
  Amount Owed: $45,419.26
  Interest Rate: 13.24%
  Maturity Date: January 01, 2050

- **Creditor:** American Express
  Amount Owed: $31,425.04
  Interest Rate: 1.5%
  Maturity Date: January 01, 2050

- **Creditor:** American Express
  Amount Owed: $43,272.35
  Interest Rate: 29.99%
  Maturity Date: January 01, 2050

- **Creditor:** Chase Bank
  Amount Owed: $21,182.61
  Interest Rate: 0.0%
  Maturity Date: January 01, 2050
  Chase Ink credit card has a 0% interest for 6 months with an outstanding balance of $22,047.

- **Creditor:** Dwight Funding
  Amount Owed: $326,864.22
  Interest Rate: 13.5%
  Maturity Date: December 04, 2020
  Revolving Line of Credit As of December 7, 2016, the company entered a revolving line of credit agreement with Dwight Funding LLC for inventory financing. The credit line has a limit of $1,000,000. The interest rate changes periodically and is calculated periodically as the greater of 13.5% or 9% above US Prime Rate as published by the Wall Street Journal.

- **Creditor:** Bank of America
  Amount Owed: $11,191.52
  Interest Rate: 13.24%
  Maturity Date: January 01, 2050

Related Party Transactions

- **Name of Entity:** Grayson Laird
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On December 19, 2018, the Company received $30,000 one of its founding members' Grady Laird, as advance for Convertible Note that was issued on March 9, 2019. All outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of today, April 3, 2020, the outstanding balance of this loan is $30,000 and $2,899.34 in accrued interest.
  Material Terms: ·   10% interest rate ·   20% discount rate ·   8/31/2020 maturity date ·   The outstanding principal and accrued interest on the Notes are convertible into Class B Shares at $0.50 per share. ·   Upon an event of Acquisition, the holder of the Note shall receive the greater of (i) the amount equal to the outstanding principal and accrued interest, or (ii) the amount the holder would have received if the Note was converted immediately prior to the Acquisition. ·   Acquisition: An "Acquisition" shall mean the closing of: (w) a firm underwritten initial public offering of the Company's securities; (x) the sale, license, conveyance or disposition of all or substantially all of the assets of the Company; (y) the effectuation by the Company of a transaction or series of related transactions in which any Person (as defined below) becomes the beneficial owner of a majority of the voting power of the Company's shareholders, or (z) the consolidation, merger or other business combination of the Company with or into any other Person or Persons where shareholders of the Company immediately prior to the merger or consolidation do not hold a majority of the voting power of the survivor of the merger or consolidation , provided, however, an Acquisition shall not include any transaction where the Company's capital stock are sold or otherwise issued as part of an equity financing of the Company. ·   The Notes are senior to any new debt.

- **Name of Entity:** Current Lender
  Relationship to Company: Certain Lender
  Nature / amount of interest in the transaction: On March 19, 2019, the Company issued a convertible promissory note to a certain lender in the amount of $220,000.
  Material Terms: The loan has a 10% rate and all outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of today, April 3, 2020 ,the outstanding balance of this loan is $220,000 and $21,266.43 in accrued interest.

Valuation

Pre-Money Valuation: $12,808,980.24

Valuation Details:

The pre-money valuation was based on Trailing 12 Months (TTM) Gross Revenue through September 2019 at a 2.4x multiple.

We researched multiples for coffee and RTD businesses that had been recently sold (Data from Pitchbook, where available; otherwise estimated by sources familiar with the transaction). We found that Chameleon Cold Brew was sold in 2017 for $100 million with $18 million in revenue which results in a multiple of 5.6x. Stumptown was sold in 2017 for $125 million with $55 million in revenue which results in a multiple of 2.3x. We found that Kicking Horse Coffee was sold in 2016 for $172 million with $25 million in revenue which results in a multiple of 6.9x. We found that Kevita was sold in 2016 for $260 million with $60 million in revenue which results in a multiple of 4.3x. We found that Intelligentsia was sold in 2015 for $100 million with $37 million in revenue which results in a multiple of 2.7x. The average of these five transactions is 4.3x revenue. However, these are control transactions for larger companies than ours. Therefore we adjusted the average multiple to make it comparable. We assumed a 20% discount for lack of control and derived a multiple of 3.5x for a minority position in a large company. We then assumed a 20% small company discount which resulted in a 2.8 multiple for a minority position in a small company, which we feel is the most comparable multiple for us. As a further incentive for this group of investors, we also applied a 15% specific company discount to arrive at our offering multiple of 2.4x revenue.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.32 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Service Fees*
  96.5%
  Per our posting agreement with StartEngine, we will be paying our first $10,000 to StartEngine for their services

If we raise the over allotment amount of $1,069,999.22, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*

17.76%
Hire an experienced Director of Retail Sales, summer merchandising interns, and salary increases for key employees.

- *Marketing*
14.2%
Engage with third-party sales, merchandising, and demo teams to support and grow new and existing accounts outside of the Northeast. Increase spend for online channel with new content and an increased budget for paid search/social to acquire new customers and build brand awareness.

- *Research & Development*
4.67%
New packaging innovations and pilot runs for product line extensions.

- *Operations*
1.4%
Warehouse equipment purchases, manufacturing equipment leases, and sales/distribution vehicle leases.

- *Working Capital*
35.11%
Manage working capital needs to fund business throughout the year.

- *Inventory*
23.36%
Fund inventory needs as we continue to scale and take advantage of supplier discounts.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at gradyscoldbrew.com (gradyscoldbrew.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gradyscoldbrew

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Grady's Cold Brew, Inc.

[See attached]

GRADY'S COLD BREW INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Grady's Cold Brew Inc
The Bronx, New York

We have reviewed the accompanying financial statements of Grady's Cold Brew, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 03, 2020
Los Angeles, California

GRADY'S COLD BREW, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2019**	**2018**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 106,121	$ 132,574
Accounts receivable—net	379,785	292,841
Inventories	216,695	252,015
Prepaids and other current assets	10,296	31,709
Total current assets	**712,897**	**709,139**
Property and equipment, net	416,335	483,523
Intangible assets, net	8,367	9,053
Other assets	44,570	44,570
Total assets	**$ 1,182,170**	**$ 1,246,284**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 348,115	$ 236,970
Convertible note	269,999	30,000
Credit Card	225,800	315,655
Short term loan	214,000	-
Revolving Loan	226,400	215,060
Current portion Note payable	152,024	87,961
Other current liabilities	43,530	58,243
Total current liabilities	**1,479,867**	**943,890**
Note payable	529,948	630,276
Total liabilities	**2,009,815**	**1,574,165**
STOCKHOLDERS' EQUITY		
Members Equity	-	1,421,278
Common Stock - Class A	584,046	-
Common Stock - Class B	837,232	-
Retained earnings/(Accumulated Deficit)	(2,248,923)	(1,749,159)
Total stockholders' equity	**(827,645)**	**(327,881)**
Total liabilities and stockholders' equity	**$ 1,182,170**	**$ 1,246,284**

See accompanying notes to financial statements.

GRADY'S COLD BREW, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	4,536,594	$	3,896,701
Cost of goods sold		2,060,596		2,422,988
Gross profit		2,475,998		1,473,713
Operating expenses				
General and administrative		2,522,652		2,029,597
Research and development		-		-
Sales and marketing		324,795		295,806
Total operating expenses		2,847,448		2,325,404
Operating income/(loss)		(371,450)		(851,691)
Interest expense		143,145		120,155
Other Loss/(Income)		(14,831)		(14,227)
Income/(Loss) before provision for income taxes		(499,764)		(957,618)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(499,764)**	$	**(957,618)**

See accompanying notes to financial statements.

GRADY'S COLD BREW, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Members' Equity	Common Stock - Class A		Common Stock - Class B		Accumulated Deficit	Total Members' Equity
		Shares	Amount	Shares	Amount		
Balance—December 31, 2017	$ 1,420,278	-	$ -	-	$ -	$ (791,541)	$ 628,737
Net income/(loss)	-	-	-	-	-	(957,618)	$ (957,618)
Contribution	1,000	-	-	-	-	-	1,000
Balance—December 31, 2018	$ 1,421,278	$ -	$ -	$ -	$ -	$ (1,749,159)	(327,881)
Conversion from LLC to C corp	(1,421,278)	4,240,800	584,046	6,079,200	837,232		(837,232)
Net income/(loss)	-					(499,764)	$ (499,764)
Balance—December 31, 2019	$ -	4,240,800	$ 584,046	6,079,200	$ 837,232	$ (2,248,923)	$ (1,664,877)

See accompanying notes to financial statements.

GRADY'S COLD BREW, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (499,764)	$ (957,618)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of proprety	72,748	95,827
Amortization of intangibles	686	1,461
Bad debt expense	4,355	-
Changes in operating assets and liabilities:		
Accounts receivable	(91,298)	25,313
Inventory	35,320	166,508
Prepaid expenses and other current assets	21,412	(6,161)
Accounts payable and accrued expenses	111,144	93,287
Credit Cards	(89,855)	184,533
Other current liabilities	(14,714)	(38,977)
Net cash provided/(used) by operating activities	**(449,967)**	**(435,827)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(5,560)	(6,064)
Net cash provided/(used) in investing activities	**(5,560)**	**(6,064)**
CASH FLOW FROM FINANCING ACTIVITIES		
Notes Payable	(36,266)	(87,961)
Convertible Notes	239,999	30,000
Short term loan	214,000	-
Revolving loan	11,340	215,060
Contribution/(Distribution)	-	1,000
Net cash provided/(used) by financing activities	**429,074**	**158,099**
Change in cash	(26,453)	(283,792)
Cash—beginning of year	132,574	416,366
Cash—end of year	**$ 106,121**	**$ 132,574**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

GRADY'S COLD BREW, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Grady's Cold Brew Inc. was previously formed as Kebapolis, LLC dba Grady's Cold Brew, LLC on June 07, 2011 in the state of New York. The company converted to a C Corporation, Kebapolis, Inc on October 11, 2019 in the state of New York. The financial statements of Kebapolis LLC dba Grady's Cold Brew, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Bronx, New York.

We are a New Orleans–style cold brew that started as a Bottled Concentrate back in 2011, now available in Ready to Drink, and Brew-it-Yourself interpretations. Roasted, blended, and brewed in NYC. We cold brew a special blend of coffee, chicory, and spices for 20 hours, resulting in a velvety-smooth cup with every pour.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31,2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the average cost method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	3-5 years
Computers & Data Equipment	3 years
Vehicles	3 years
Production M&E	3 years
Warehouse M&E	3 years
Leasehold Improvements	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Grady's Cold Brew, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 03, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Finished Goods	$ 135,483	$ 125,408
Packaging	37,717	96,773
Raw Materials	23,139	13,552
Other	20,355	16,282
Total Inventories	**$ 216,695**	**$ 252,015**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Finished Goods	$ 135,483	$ 125,408
Packaging	37,717	96,773
Raw Materials	23,139	13,552
Other	20,355	16,282
Total Inventories	**$ 216,695**	**$ 252,015**

As of Year Ended December 31,	2019	2018
Prepaid Expenses and Other Current Assets consist of:		
Prepaid expenses	$ 9,657	$ 31,709
Prepaid inventory	639	0
Total Prepaids Expenses and Other Current Assets	**$ 10,296**	**$ 31,709**

As of Year Ended December 31,	2019	2018
Other Assets consist of:		
Def Loan Closing Costs, Net	$ 22,692	$ 22,692
Security deposits	21,878	21,878
Total Other Assets	**$ 44,570**	**$ 44,570**

As of Year Ended December 31,	2019	2018
Other Current Liabilities consist of:		
Payroll Liabilities	28,569	-
Accrued Expenses	14,786	57,838
Unredeemed Gift Cert	175	405
Total Other Current Liabilities	**$ 43,530**	**$ 58,243**

5. PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Furniture and Equipment	$ 25,510	$ 25,510
Computers & Data Equipment	10,537	10,537
Vehicles	15,500	15,500
Production M&E	131,567	131,567
Warehouse M&E	25,545	25,545
Leasehold Improvements	601,436	601,436
Construction in Progress	-	520,690
Property and Equipment, at Cost	**810,096**	**810,096**
Accumulated depreciation	(393,761)	(326,573)
Property and Equipment, Net	**$ 416,335**	**$ 483,523**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $72,748 and $95,827 respectively.

6. INTANBIGLE ASSET

As of December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2019	2018
Intangible assets	$ **14,017**	$ **14,017**
Trademarks	$ 14,017	$ 14,017
Accumulated amortization	(5,650)	(4,964)
Intangible assets, Net	$ **8,367**	$ **9,053**

Period	Amortization expense
2020	1,089
2021	1,089
2022	1,089
2023	1,089
Thereafter	4,013
Total	$ **8,367**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisted of 14,000,000 of common shares, no par value. Out of total amount of authorized shares, 5,000,000 pertain to common shares Class A and 9,000,000 pertain to common shares Class B.

On October 11, 2019, the Company underwent Conversion from a New York Limited Liability Company to a C Corporation. Upon Conversion of the LLC, the members of the Company exchange their membership units for 4,240,800 shares of Class A common stock and 6,079,200 of Class B common stock. As of December 31, 2019, 4,240,800 shares of Class A common stock and 6,079,200 of Class B common stock have been issued and are outstanding.

8.   DEBT

Revolving Line of Credit

As of December 7, 2016, the company entered a revolving line of credit agreement with Dwight Funding LLC for inventory financing. The credit line has a limit of $1,000,000. The interest rate changes periodically and is calculated periodically as the greater of 13.5% or 9% above US Prime Rate as published by the Wall Street Journal. The credit is classified as short-term loan in Balance Sheet in both 2019 and 2018. As of December 31, 2019, and 2018 the outstanding balances are $226,400 and $215,060 respectively.

SBA Loans

The company received several loans from the U.S Small Business Administration (SBA).

On November 26, 2013, the Company received a loan in the amount of $415,000 from the SBA's New York Business Development Corporation. The loan carries an interest rate of Prime plus 2.75% and matures on March 26, 2024. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $190,875 and $220,055 respectively out of which $52,802 and $30,825 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

	2021	2022	2023	2024
SBA Loan #65047550-05	52,802	52,802	52,802	32,469

On March 3, 2015, the Company received a second loan from the SBA's New York Business Development Corporation in the amount of $200,000. The loan carries an interest rate of Prime plus 2.25% and matures on July 3, 2025. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $118,621 and $129,754 respectively out of which $26,341 and $16,168 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

	2021	2022	2023	2024	2025
SBA Loan #73856750-06	26,341	26,341	26,341	26,341	13,259

On March 29, 2016, the Company received a third loan from the SBA's New York Business Development Corporation in the amount of $250,000. The loan carries an interest rate of Prime plus 2.75% and matures on July 29, 2026. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $188,008 and $170,125 respectively out of which $36,787 and $20,758 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

	2021	2022	2023	2024	2025	2026
SBA Loan #82614050-09	36,787	36,787	36,787	36,787	36,787	4,073

On March 29, 2016, the Company received a loan from the SBA's Empire State Certified Development Corporation in the amount of $250,000. The loan carries an interest rate of Prime plus 2.75% and matures on July 29, 2026. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $184,467 and $198,302 respectively out of which $36,094 and $20,210 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

	2021	2022	2023	2024	2025	2026
SBA Loan #82616750-09	36,094	36,094	36,094	36,094	36,094	3,996

On November 15, 2019 the Company received a loan from American Express National Bank in the amount of $250,000. The loan carries a fee as a percentage of original principle in the amount of 5%. The loan matures in one year and repayment is on a daily basis in the amount of $1,000, and the entire balance is classified as current.

Convertible Promissory Notes

On December 19, 2018, the Company received $30,000 from one of its founding members' Grady Lair, as advance for Convertible Note that was issued on March 9, 2019. All outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of December 31, 2019, the outstanding balance of this loan is $30,000 and $2,250 interest were accrued. The whole amount is classified as current.

On March 19, 2019, the Company received $220,000 from one of its founding members' Sean Fletcher, due to issuance of Convertible Note. All outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of December 31, 2019, the outstanding balance of this loan is $220,000 and $17,750 interest were accrued. The whole amount is classified as current.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (106,510)	$ -
Valuation Allowance	106,510	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (106,510)	$ -
Valuation Allowance	106,510	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $357,175. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

10. RELATED PARTY

On December 19, 2018, the Company received $30,000 from one of its founding members' Grady Lair, as advance for Convertible Note that was issued on March 9, 2019. All outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of December 31, 2019, the outstanding balance of this loan is $30,000 and $2,250 interest were accrued.

On March 19, 2019, the Company received $220,000 from one of its founding members' Sean Fletcher, due to issuance of Convertible Note. All outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of December 31, 2019, the outstanding balance of this loan is $220,000 and $17,750 interest were accrued.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases a facility under operating lease arrangements expiring in 2020. The aggregate minimum annual lease payments under operating leases in effect on December 31, 201, are as follows:

As of Year Ended December 31, 2019		
2020	$	165,396
2021		73,692
2022		-
2023		
2024		-
Thereafter		-
Total future minimum operating lease payments	**$**	**239,088**

Rent expense for the fiscal years 2019 and 2018 was $184,256 and $172,225, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 03, 2020, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $2,248,923 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Grady's Cold Brew
New Orleans–Style Cold Brew





Website　　Bronx, NY　　FOOD & BEVERAGE

Grady's Cold Brew brings gourmet, coffee-shop quality cold brew to your fridge with an affordable, convenient, and highly-customizable concentrate that will satisfy coffee snobs and novices alike.

$362,832 raised ⓘ

390 Investors	**68** Days Left
$1.18 Price per Share	**$12.8M** Valuation
Equity Offering Type	**$299.72** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview　　Team　　Terms　　Updates [12]　　Comments

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Reasons to Invest

- $21.5 million in lifetime sales with consistent YoY revenue growth since 2011

- The cold brew market is expected to reach a valuation of $1.63 billion by 2025 and Grady's is perfectly positioned to grow their share of the market by expanding nationally in leading retail accounts and continued online growth. [1]

- Founders Grady Laird (he's a real person!) and Dave Sands have been featured in Forbes Magazine, Bon Appetite, Runner's World, Wired, Bloomberg among many others, and are considered industry experts and innovators.

Bonus Rewards

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$299+
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This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary section below.

"**Ready to drink custom cold brew that**

Ready-to-drink, custom cold brew that puts the power of the barista in your hands."


Cold Brew Kit
best seller online
retail friendly
Bean Bag cans
Lil' Easy
single serve
RTD
FLAGSHIP
concentrates
bag-in-box for
homes and offices
Grady's
COLD BREW
KIT
BEAN BAGS

Grady's Cold Brew is a Brooklyn born cold brew company that revolutionized the early days of the cold brew industry and has continued to innovate its way into becoming a national brand while never compromising their exceptional reputation for quality and flavor.

THE PROBLEM

Most cold brew is expensive, inconsistent and forgettable

When you walk into a coffee shop for a cold brew, you're served (after a 10-minute wait in line) a five-dollar beverage produced with the lowest common denominator in mind. There is little room for customization, and the strength of the coffee is out of your hands.


Avoid the long lines
& high priced brews

$350+
Investment
$350+
1 Grady's Cold Brew Kit (30-day su

$750+
Investment
$750+
1 Grady's Cold Brew Kit (30-day su
and 10% off site for 1-year

$1,500+
Investment
$1,500+
3 Month Grady's Cold Brew Kit
Subscription, Grady's Hat, 10% off
year

$5,000+
Investment
$5,000+
1-year Grady's Cold Brew Kit
Subscription, Grady's Hat, 10% Life
Discount

$10,000+
Investment
$10,000+
1-year Grady's Cold Brew Kit
Subscription, 10% Lifetime Discou
10% Bonus Shares

THE SOLUTION

Grady's Cold Brew is in your fridge and customizable to suit your personal taste.

Consumers can tailor Grady's Cold Brew to fit their palette. Grady's is an affordable, convenient alternative to placing your caffeine needs at the whim of your local barista.

With Grady's you can quench your cold brew craving in a fraction of the time it would take at your local coffee shop. All you have to do is open your fridge to pour yourself the perfect cup.


Grady's
COLD BREW

THE MARKET

Ready-to-drink artisan coffee is on the upswing

The coffee world is being turned on its head. Regular ground coffee home brewing has stagnated over the last ten years, while the ready-to-drink (RTD) cold brew market has seen steady growth. This means that in the $100 billion coffee industry - a commodity only outpaced by crude oil - the RTD segment is overtaking the more traditional nooks of the market and has a massive ceiling for growth. The RTD market segment is a major disruptor in the coffee world.

Consumers Tastes are Changing

- Iced beverage sales in coffee shops continue to surge amounting to over

$10.4B in sales, outpacing hot beverage growth

- Consumers are moving to coffee as they steer away from soda and sugary drinks

Market Poised for Innovation

- From convenience to club stores, the $2.8B+ cappuccino/ iced coffee market is poised for new entrants with better-for-you, innovative products
- Quality cold brew will continue its strong growth as consumers search for alternatives to the redundant offerings of BigCo beverages

A Decade of Potent M&A in Coffee

- Companies continue to search for opportunities to grow their enterprise value with innovative brands
- Notable Acquisitions:

1. Peet's Coffee: Acquired by JAB Holding Company in 2012 for $974M
2. Blue Bottle: Acquired by Nestle in 2017 for $425M
3. Stumptown: Acquired by JAB Holding Company in 2015 for $75M
4. Chameleon Cold Brew: Acquired by Nestle in 2017 for $100M



SEGMENT VALUE
Estimated revenue from iced beverage sales across the US branded coffee shop market

$10.4 BILLION

ANNUAL GROWTH
Iced beverage segment revenue growth over the last 12 months

7.3%

WINTER CONSUMPTION
Amount of US consumers that still purchase iced beverages during winter months*

36%

*Over 2,000 online surveys with US consumers, targeted at regular iced beverage drinkers   © Copyright 2018, Allegra Coffee Portal [2]



The Soda-Coffee Convergence
U.S. Revenue: Soft Drinks vs. Coffee ($ millions)

The Atlantic [3]

OUR TRACTION

From grassroots to national channel distribution

Grady's began less than ten years ago slinging their first product, a 32 oz cold brew concentrate out of a basement in Brooklyn, to offices and local markets, including Smorgasburg in Williamsburg, Brooklyn.

Since then Grady's has made huge strides, nailing down key accounts and partnerships including:

- Whole Foods
- Walmart
- National distributors: UNFI and KeHE
- Amazon

Grady's has also expanded their range of offerings to include:

- Bean bag products which launched in 2014 and created a new dry category within the cold brew segment.
- Kegs
- Home brew kits
- Multi-serve bag-in-boxes
- Single-serve bottles

Grady's has increased annual revenue each year since 2011 and will break $5,000,000 in 2019. The revenue channel breakdown is as follows:

- Retail: 57%
- Ecommerce: 29%
- Food service/corporate: 14%

Currently, Grady's is in the midst of an operational test-run with one of the largest quick-service chains in the country. If successful, we believe, a national roll-out will begin in 2020.



Annual Gross Revenue
$5M+
$4M
$3M



WHAT WE DO ————

Grady's provides a bold concentrate that allows consumers to choose their own adventure

Grady's is all about customizability. From how customers drink their cold brew, personalize the taste, and choose where they buy it. The entire experience is unique and form-fitted to each and every individual.



At the end of the day, we make great coffee that our customers love!

★★★★★ LOVE LOVE LOVE!!
August 19, 2019
Style: Ice Cold Brew Kit | Verified Purchase

I used to be a Starbucks addict... until I tried this coffee! It's so smooth and delicious. Now I make my own lattes! I do not follow the instructions-I use one bag with two cups water, and let it brew for 24-hours. I also heat my 4 ounces of coffee and then add 2 ounces steam almond milk. It's perfect. My wallet loves it too.

★★★★★ The best!!!
April 28, 2018
Style: Ice Cold Brew Kit | Verified Purchase

Bought this for my 90 year old mother who loves cold brew coffee and she says that it's the best coffee she has ever had-just wanted to say thanks for such a quality product!

★★★★★ Perfect cup of iced coffee
April 27, 2018
Style: Ice Cold Brew Kit | Verified Purchase

This coffee is the best! Great flavor and easy to use. I used to refill growlers at my local coffee shop but this saves me time and money. I also brought it along for my destination wedding and it was great to have iced coffee every morning. I even brought one for a potluck at work, travels well and was very popular

★★★★★ Have been hooked for years

January 19, 2019
Style: Ice Cold Brew Kit | Verified Purchase

Got hooked on Grady's a few years ago and never looked back. So easy to throw one of these bags in a pitcher of water and have iced coffee for the week. Works if you make it extra concentrated (and add extra milk/water when you drink it) or add more water to start with. Also great for travel -- easy to throw a bag or two in your luggage and make iced coffee in your hotel or Airbnb (I've even packed an empty brew bag in case my Airbnb doesn't have a pitcher).

★★★★★ **Best Cold Brew Coffee!**
June 4, 2018
Style: Bean Bags | Verified Purchase

Best cold brew coffee ever! I bought this as a gift for my husband and then as a gift for my mother and then we re-ordered a whole slew of them to have in our pantry so we wouldn't run out. It isn't overly strong and never bitter, the instructions are clear and the concentrate lasts a week in the fridge. The tin is definitely perfect for a gift. I love the flavor of this coffee and we are now customers for life!

★★★★★ **The best you can get at home**
February 25, 2019
Style: Ice Cold Brew Kit | Verified Purchase

I've been brewing cold brew at home for years and years with all kinds of different gadgets and setups, but Grady's is the most consistent, easy, best-tasting cold brew you can get. It's awesome to have at home and it's a must have at the office.

★★★★★ **THE BEST COFFEE!!**
September 19, 2018
Style: Ice Cold Brew Kit | Verified Purchase

I drink coffee all day every day, and BY FAR, Grady's is the best coffee I have ever found. It's only made me even more of a coffee snob, because now I think nothing else compares. It is important to note that you will need a relatively large drink jug of some kind to make this in.

Instagram

THE BUSINESS MODEL

Responsibly sourced, locally brewed, ready to enjoy

Roasting

Grady's longtime Brooklyn-based coffee partner (established in 1907) sources all of their single-origin coffees and ingredients. They import 100% arabica beans and freshly roast them to Grady's exacting standards.

Blending, Brewing, and Packaging

After receiving the freshly roasted coffee, Grady's blends and brews their product in-house at a state-of-the-art facility in the South Bronx built specifically to make craft batches of ready-to-drink cold brew.

For the dry coffee line, Grady's works closely with their friends in the Tri-state area to blend and package their signature Bean Bag products. Their partner does business with Fortune 500 companies and recently opened up a brand new

facility with plenty of manufacturing capacity to continue scaling the Grady's brand.

Distribution

Once packaged, Grady's works with wholesale distributors including local distribution partners, as well as nationally through UNFI and KeHE, to put their products on retail shelves making Grady's easily accessible to new and existing customers.

In conjunction with the wholesale operation, Grady's also has a strong direct-to-consumer operation through Amazon and their website (gradyscoldbrew.com) to reach many returning customers where the average order is over $50.


WHOLE FOODS MARKET
amazon
freshdirect.
COST PLUS WORLD MARKET
WORLDMARKET.COM
H-E-B
Wegmans
HSN
Publix.
CENTRAL MARKET
Walmart
SPROUTS FARMERS MARKET
jet
Albertsons
TARGET
meijer
FAIRWAY
LIKE NO OTHER MARKET

HOW WE ARE DIFFERENT

Grady's has led the way on every evolution of the industry

Grady's was one of the first cold brew companies to come to market at the onset of the cold brew craze. They built out a brewery to maintain exacting standards when many competitors were outsourcing production. Since then Grady's has continually innovated and adapted to lean into the market curves and stay ahead of the competition while maintaining their commitment to quality.

Grady's saw the market turning toward self brewing, and were the first to market with their Bean Bags, a DIY system that allows customers to freshly brew from their home with ease.

Grady's has also solved a pain point for many restaurants and coffee shops who struggled with the agony of the cold brew brewing process by giving them an on-site cold brewing solution.




Grady's
COLD
BREW

THE VISION

Grady’s Cold Brew will continue to bolster its national profile

Grady’s Cold Brew will continue to build partnerships with major national accounts, distributors and restaurants to become the premier nationally sold craft cold brew brand. Using some of this round of funding, Grady's will beef up their marketing and advertising budgets, establish new partnerships for E-commerce, and grow the sales team. As the company positions itself to scale sustainably, Grady's sees what we believe to be a clear path for consistent growth with increased operational efficiencies.


Grady's
Grady's
COLD BREW
Grady's

OUR TEAM

Young, dynamic trailblazers in the cold

brew space

Founders Grady Laird and Dave Sands are both well-connected in media from their pre-Grady's Cold Brew days and have garnered generous earned media in publications from Business Insider to the New York Times.

The two founders provide an authentic backbone to their brand, growing organically from the heart of NYC to become one of the city's top choices for a cold caffeinated beverage.



WHY INVEST

Grady's has demonstrated success in the
market and is well-positioned to expand

market and is well-positioned to expand its national presence.

Cold brew will continue to overtake market segments in the coffee and beverage industry, and Grady's gives you the best opportunity to capitalize. As one of the few remaining independent brands sold nationally, Grady's is the rare chance to invest in one of the pioneers of the category. In this era of flashy, wannabe unicorns devoid of proven earnings, Grady's offers a unique alternative thanks to their consistent year-over-year increase in revenue, diverse channel mix, and keen attention to improving operations.

Sources:

- Reasons to Invest [1]
- The Market [2]
- The Market [3]





Smorgasburg

Grady's started vending at the first year of Smorgasburg, an outdoor food market in Williamsburg



beverage by BevNET and Coke's VEB



Rainforest

Signed on with Rainforest Distribution, a natural food DSD distributor in the Northeast.



Bronx Facility

GCB moves into 15,000 sqft production facility in the South Bronx

Publix

Launched Bean Bags in 1,000+ Publix locations in the Southeastern US.

In the Press

bon appétit

NEW YORK BUSINESS JOURNAL

COOL HUNTING

Forbes

BUSINESS INSIDER

NEW YORK POST

SELF

W





Women'sHealth

GQ

REALSIMPLE

martha stewart

BuzzFeed

BUSTLE

JETSETTER

SHOW MORE

Meet Our Team





Grady Laird
Co-Founder, President and CEO

Grady is a cook, editor, writer, entrepreneur, and Co-founder of Grady's Cold Brew, one of the nation's first companies to bottle cold-brewed iced coffee. He wrote a grooming column for GQ.com called "Beauty Tested, Beast Approved" and has 10 years of experience as a production editor for magazines, including GQ, Men's Vogue, Details, Harper's Bazaar, and Condé Nast Traveler. He is a sought-after expert for iced-coffee stories: He has been filmed for NY1 and Vice, and has appeared in Bon Appétit, New York Magazine, and Women's Health, among other publications. Grady holds a BA in Journalism with an emphasis in Advertising from the University of Missouri–Columbia. As a serial entrepreneur, nothing infuriates Laird more than a good idea that dies before it's ever attempted. He lives with his two sons in Pelham, NY.



Dave Sands
Co-founder/Director of Sales

Dave is the Co-founder of Grady's Cold Brew, and was the person tasked with convincing buyers and consumers that not only was Grady's not beer, but, in fact, it was the next big thing in beverages. Before devoting his full attention to being a jack-of-all-trades at Grady's (sales director, brewery builder, truck driver, etc), Dave spent 5 years at Xerox Corporation, beginning in entry level sales and eventually managing their new Office Services Division for all IPG & WPP accounts, worldwide. Dave has been named to the Forbes 30-under-30 list, was featured in a national Wired Magazine & Jack Daniels advertising campaign, and has made appearances in Bustle, Bloomberg, Entrepreneur, and Runner's World.





Kyle Buckley
Director

Kyle is the Chief Executive Officer at Pack Labs. He co-founded Grady's Cold Brew in 2011 and helped build the business nationally as COO. He has experience developing Grady's through natural and conventional sales channels, overseeing operations and building out two cold-brew facilities in Brooklyn, and the Bronx. Before establishing the cold brew category and growing a multi-million dollar brand, Kyle worked at the Finance Alliance for Sustainable Trade.





Michael McNamara
Director

Michael is a Founding Board Member of Grady's Cold Brew and the Co-founder and CEO of Lancium, a renewable energy and distributed computing company. He also serves as Co-chairman of Certified Holdings, a privately-held industrial automation and technology firm. Previously, Michael co-founded ROR Capital, a merchant bank focused on natural resources. Over several years, ROR partnered with leading Private Equity firms to successfully restructure a number of multi-billion dollar natural resource companies. Michael spent 10 years on Wall Street at several multi-billion hedge funds focused on natural resources and event-driven investments ultimately part of teams overseeing $1bn+ of investments in the space.



Tim Boggs
Director

Tim has been a Director at Grady's since 2017. He is the Head of Business Development & Investor Relations at Cadian Capital Management and has 15+ years' experience in the field.

• Joined Cadian from Serengeti Asset Management where he was Director of Marketing and Investor Relations

• Previously, he worked at Sandell Asset Management, Tremont Capital, and Deutsche Bank in business development and strategic equity allocation capacities

• BA, International Studies, Colby College and MBA, Columbia Business School





Propeller Industries
Finance and Accounting Firm

Propeller's food & beverage team has earned the trust of some of the hottest emerging brands in the US. Over the course of nearly a decade we've taken companies like Krave Jerky and Sir Kensington's from their first institutional capital raises all the way through exit and beyond. In the process, we've built relationships with the top investors in the industry — many of whom rely on Propeller to handle the finances for multiple portfolio companies. Whether it's navigating the tactical challenges of distributor bill-backs and inventory controls or the strategic considerations of pricing and financial modeling, you won't find a more experienced team.



Michael began his career at PriceWaterhouseCoopers with roles in the consulting and accounting divisions. Michael graduated Magna Cum Laude from Georgetown University with degrees in Accounting and Finance and is a member of the New York Society of Security Analysts and the CFA Institute.





Anchin, Block & Anchin LLP

Accounting Firm

For over 90 years, Anchin has helped privately held food and beverage clients develop successful strategies that directly impact their growth and profitability. From assisting them with cash flow analysis to helping them strategize how to win more supermarket shelf space, we collaborate with our clients to give them the support they need to make smart business decisions. We work with management to analyze key performance indicators, review industry benchmarks, develop key employee retention and incentive plans, and help them drive business growth.



Offering Summary

Company : Grady's Cold Brew, Inc.

Corporate Address : 819 Garrison Ave, Bronx, NY 10474

Offering Minimum : $9,999.32

Offering Maximum : $1,069,999.22

Minimum Investment Amount (per investor) : $299.72

Offering Type : Equity

Security Name : Class B Common Stock

Minimum Number of Shares Offered : 8,474

Maximum Number of Shares Offered : 906,779

Price per Share : $1.18

Pre-Money Valuation : $12,808,980.24

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Time-Based Perks

Invest within the first 48 hours and receive 10% bonus shares.

Invest within the first week of the campaign and receive 5% bonus shares.

Amount Based Perks*

$350 or more Level 1: (1) Grady's Cold Brew Kit (30-day supply)

$750: (1) Grady's Cold Brew Kit (30-day supply) and 10% off site for 1-year

$1,500: (3) Month Grady's Cold Brew Kit Subscription, Grady's Hat, 10% off for 1-year

$5,000: 1-year Grady's Cold Brew Kit Subscription, Grady's Hat, 10% Lifetime Discount

$10,000: 1-year Grady's Cold Brew Kit Subscription, 10% Lifetime Discount and 10% Bonus Shares

*All perks occur after the offering is completed. Any purchase discounts, can be used in addition to existing online sales.

The 10% Bonus for StartEngine Shareholders

Grady's Cold Brew, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.18 / share, you will receive 10 shares of Class B Common Stock, meaning you'll own 110 shares for $118. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

6 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Grady's Cold Brew has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Grady's Cold Brew be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Coronavirus Updates from Grady's Cold Brew

about 1 month ago

Dear Shareholders, as COVID-19 (coronavirus) continues to impact our business and communities, we wanted to provide you with information on how Grady's Cold Brew is addressing the situation.

We have been monitoring developments closely and using guidance provided by the Center for Disease Control and Prevention and the Food and Drug Administration, as well as recommendations by NY State and NYC. We have a comprehensive plan in place that will allow us to act quickly should we need to take measures to protect the health of our staff while also mitigating the impact on our ability to serve our customers. If any operational changes are necessary, we will provide that information via email and alerts on our website and social media channels.

As of now, the production, shipping, and delivery of Grady's Cold Brew is fully operational.

We have enacted several safety measures to help protect our products and employees:

- All employees that can work from home are being instructed to do so. Only essential

production and shipping employees are coming to the facility.

- All drivers, helpers, and operational employees have been given disposable latex gloves, face masks and other sanitizing equipment for their safety.
- Signage on proper hygiene practices have been posted and communicated.
- Increased frequency of cleaning surfaces to wash and disinfect our facility daily.
- Conducting a regular review of our supply chain to ensure there is no threat of contamination; to date, there has been none.
- Any employee that is feeling even mild symptoms of the cold/flu are being asked to notify management (prior to entering the factory) and stay home until they feel 100% healthy.
- Requiring all employees to notify management if they have been in contact with someone who may have contracted COVID-19; to date, there have been no instances.

We recognize these are uncertain times and we will keep everyone updated as things continue to progress. We greatly appreciate the continued support from our shareholders during this difficult time and ask you to keep spreading the word about Grady's. We have an incredible team here that is doing everything possible to keep this country caffeinated while many our forced to work from home.

Best,
Grady and Dave

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Grady's Cold Brew has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Grady's Cold Brew be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Bonus Rewards for Current Investors

about 2 months ago

Hello shareholders. Wanted to let everyone know that we will be sending out an email next week to everyone who invested before March 5th in Grady's Cold Brew, Inc. There will be a link to set up your Grady's Investor Account as well as a promo code to activate your specific Bonus Reward (based on investment amount). We plan on shipping out the first Cold Brew Kits the last week of March once all shipping addresses have been input. Thank you, Grady

Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Grady's Cold Brew offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by

StartEngine via email with further instructions.

Over $300k Raised and an Exciting New Hire: VP of Sales for Grady's Cold Brew

about 2 months ago

Hello GRADY'S COLD BREW lovers! We recently surpassed **$300k** for our campaign and have added over **300 investors** to the Grady's family. We are really thankful and appreciate all of the support from our fans. **There are only 10 days left in the campaign,** so please "click to invest" if you haven't already.

In addition, we are excited to announce our first new hire from the raise: VP of Sales, Paul Buckel.

Paul has over 35 years of CPG experience in both the food and non-food categories. Recently, Paul was Vice President of Sales for SuckerPunch Gourmet, where he led the efforts that built a startup brand into one of the most recognized products in the pickle category. Prior to SuckerPunch, Paul launched Brio ice cream nationally and more recently, was part of No Evil Food's early launch phases. Paul has also built sales for legacy brands such as Celtic Sea Salt and has guided numerous other companies to success in the highly competitive CPG world.

Paul brings to Grady's Cold Brew a broad experience selling to every national and regional retailer and distributor throughout the US, along with an extensive knowledge of the industry. His first goal will be to increase the velocity of sales in existing accounts, but he will also be focusing on the future by expanding door counts in existing accounts, establishing new broker relationships, and opening up new retail accounts. Paul officially starts March 1st and we are thrilled to have him on board.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Grady's Cold Brew has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Grady's Cold Brew be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Grady's Expansion in Whole Foods

3 months ago

We have some exciting news for Grady's Cold Brew fans living in the Mid-Atlantic: Starting in March, our original New Orleans–Style coffee concentrate will be available in all Whole Foods in the region. In addition, the Northeast and North Atlantic regions of Whole Foods will start carrying our second most popular flavor: French Vanilla. So be on the lookout and be sure to ask a WF employee if you don't see us on the shelf.

2019 progress update

3 months ago

As we finalize our 2019 financials, we want to share some preliminary insight into our performance.

- Gross revenue in 2019 grew 15% from $4.5 million to $5.3 million

- Gross margins increased by 1% from 42% to 43%
- Our 2019 EBITDA loss is $190k compared to 2018 EBITDA loss of $580k; showing strides in operational efficiency
- **Looking forward to 2020 we are anticipating to be EBITDA positive** with the introduction of new machinery and reduced COGS

Be on the lookout for more Grady's updates in the coming weeks and please share this investment opportunity with your friends and family. Once we hit our max amount, we will be able to deploy funds to retire high-cost debt, and grow our business with support for our sales channels and new partnerships.

Best,

Grady

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Grady's Cold Brew has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Grady's Cold Brew be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

SHOW MORE UPDATES

Comments (46 total)

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Michelle Lee 2 days ago
Hi Grayson, thanks for the reply. I'm trying to co-invest with my husband but I don't see a co-signor in the application. Startupengine is not replying to my emails/calls. Would you know how I can do so? (Btw, I hope you're not paying huge fees to these guys if this is the customer service they are providing!)

Grayson Laird - *Grady's Cold Brew* 2 days ago

Hi Michelle. I reached out to StartEngine and their Director of Investor services will be contacting you. If you don't hear anything, please email contact@startengine.com for help. Thank you and sorry about any trouble you are having. We can't wait to welcome you to the Grady's Cold Brew family and truly appreciate the support and investment. Best, Grady

Michelle Lee 11 days ago

Hello we are big fans and hope to invest a significant amount but do you have updated revenue projections based on impact of COVID? Also, in comparing the growth of Gladys vs. Chameleon there is a big difference in historical growth trajectory. Is there further information you can provide on the discrepancy? Chameleon hit revenues of $9M by 2015, 5 years into operation. Happy to email questions via pm vs. public comment. Thanks!

> **Grayson Laird** **- Grady's Cold Brew** 8 days ago
>
> And I just want to add... I've got a tremendous amount of respect for Chameleon and their founders. They are one of the inventors of the category and definitely make a quality product. Our trajectories have been different, but their success has always impressed me.

> **Grayson Laird** **- Grady's Cold Brew** 9 days ago
>
> Hi Michelle, thank you for the question and for being a fan of our brew! Starting in mid-March, we started to feel the effects of COVID in a couple channels: Food Service and Corporate/Office sales were obviously down, but Retail sales (grocery stores, etc) were holding steady and Online sales went way up on our website and Amazon. Our best prediction is that those channels will balance each other out in the short term (through June) and things will begin to normalize at the height of the summer iced coffee season when people (hopefully) start heading back into work. One thing we can definitively say, is, that this unfortunate crisis is really making a strong case for the benefits of at-home cold brew...something that we think will stick when this eventually dissipates.
>
> And yes, Chameleon and Grady's both launched in Spring 2011, but have had different trajectories. I think the biggest differences between the two companies are how we manufacture our products, how we raised money, and what we spent that early capital on. Grady's has always produced our liquid cold brew in-house vs Chameleon using a co-packer. That is important for our brand so we can closely monitor flavor and quality, but also because we founded this company to make something tangible (not to outsource it). I grew up watching Reading Rainbow and How it's Made and always wanted to found a company that manufactures. It's why we produce the best tasting cold brew on the market.
>
> We started out in a 600 sqft facility, moved up to a 6,000 sqft facility, and are now in a 15,000 sqft facility in the Bronx. All of those buildouts happened in a 5 year span from 2011 to 2016. Building out a brewery from scratch (there was no blueprint at the time) is both expensive and time-consuming. We moved as fast as we could, but there were definitely times we had to turn away sales because we didn't have the manufacturing capacity. That is no longer the case.
>
> And to fund those buildouts, we relied on friends, family, and a series of four SBA Loans. We did not want to give up control or too much equity early, so we did not aggressively raise VC money like Chameleon. Their far deeper pockets and ability to scale up production, allowed them to make a much bigger national footprint early on, where we remained more of a beloved regional brand. But our unwillingness to compromise on quality (like an In-N-Out Burger) will payoff eventually and we will be known as one of the original and iconic cold brew brands in the US.
>
> I hope that helps with your decision, but please reach out if you have any follow-up questions. We would love for you to be part of the Grady's family! Cheers, Grady

Edmond Wong `1 INVESTMENT` `INVESTED` 23 days ago

Hello, is there any update on the perk? I haven't received any notice, but totally understand if there is a delay given COVID

> **Grayson Laird** **- Grady's Cold Brew** 23 days ago
>
> Hi Edmond, our apologies for the delay, but things are moving a little slower than we would like due to the high volume of online orders and being short-staffed during the crisis. You should be getting an email today about how to access your investor perks and we should

be able to get cold brew out to you this week! Thank you for your understanding. Best, Grady

---

Simon Bhola `SE OWNER` `3 INVESTMENTS` `INVESTED` 2 months ago
How do i get my perk?

> **Grayson Laird** **- Grady's Cold Brew** 2 months ago
> Hi Simon, I just did an update this morning that should be posted on StartEngine later today. We will be sending out an email next week to everyone who invested before March 5th in Grady's Cold Brew, Inc. There will be a link to set up your Grady's Investor Account as well as a promo code to activate your specific Bonus Reward (based on investment amount). We plan on shipping out the first Cold Brew Kits the last week of March once all shipping addresses have been input. Thank you for your patience. Grady

---

Xavier Wilkins `24 INVESTMENTS` 2 months ago
Can u extend the campaign

> **Grayson Laird** **- Grady's Cold Brew** 2 months ago
> Thanks for your question Xavier. We do have the option to do so. We are still waiting to see how the final 10 days of this campaign go before making any decision on extending. Best, Grady

---

Johnathan Johnson `SE OWNER` `6 INVESTMENTS` `INVESTED` 2 months ago
Do you plan on marketing premixed drinks that you can have on the run anytime soon? I feel having these help people to recognize the brand and more likely to have consumers pick up bigger supplies in the store. These are huge markups that can bring recognition to the brand. Small chains like weigels, Rocky top markets,etc. Would bring huge crowds to the brand. Remember in ice cream or anything people start with the pints to see if they like it then move up to the half gallons. I'm sure coffee is the same way. Thanks.

> **Grayson Laird** **- Grady's Cold Brew** 2 months ago
> Hi Johnathan. Thank you for your question and investment. We are in complete agreement and are actively looking at revamping our line of single-serve ready-to-drink products. We currently only sell our straight black coffee in an 8oz bottle for on the go drinking, but are looking at potentially adding other variations (Nitro, Almond Milk, and Oat Milk) in the future. Best, Grady

---

Jonathan Plotner `SE OWNER` `2 INVESTMENTS` `INVESTED` 2 months ago
Hello Grady's,

I'm interested in this opportunity as Grady's is my favorite cold brew concentrate. I believe in your product and want to make an investment. Unfortunately, I don't understand how we, the investors, would share in the success in Grady's. It's difficult for me to make the investment I'd like to make until I understand how we'd share in your success if there is no buyout.

Not aiming for a buyout is fine since I appreciate wanting to retain control and integrity of the brand. However, me not understanding how I would exit an investment in say 5 - 10 years time makes it difficult to make the leap.

> **Grayson Laird** **- Grady's Cold Brew** 2 months ago
> Hi J P, I love to hear that Grady's is your favorite cold brew concentrate! And thank you for your question. We are not opposed to any future value creating event (acquisition, IPO, buyback, etc), and our focus will be to ensure that any deal is on favorable terms for the business, brand, and for all of our existing shareholders. Our first objective is to grow the company to a profitable $10mm in revenue (which we certainly aim to do in less than 5 years) before we start exploring all options. Right now, 61% of our overall revenue comes from the New York metropolitan area, arguably the trickiest market in the US to have success in, and one that is definitely affected by cold winters. This shows how much potential there is to grow business in the US as we expand online and to other regions. I hope that helps and we can welcome you as an investor. Thanks, Grady

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Grady's Cold Brew

New Orleans–Style Cold Brew

00:00:00 [Beginning of Recorded Material]

Male Voice: Anything worth doing is worth doing right, even if it takes a little longer. Each batch of Grady's is carefully cold-brewed for 24 hours, and bottled right then and there, so you get a perfect cup of iced coffee every single time. Sip it straight, water it down, or milk it for all its worth. No trial and error, no morning rush, no bad batches, just lighting in a bottle. That ideal glass of iced coffee is already in your kitchen and you can tweak it however you please, Grady's makes it bold and you make it yours.

00:00:58

Dave Sands: One of the things that we say in our company is that you want to be tuxedo ready we really try and be sure that we are buttoned up and ready to go, so that when these opportunities do come you can jump on them and I think that one of the ways that you can do that is by challenging yourself and putting yourself in frankly, uncomfortable positions and if you can find out that you can respond favorably then you don't get nervous when you get thrust into those kinds of situations because you trust yourself to be able to respond. Grady's Cold Brew is a New-Orleans style coffee concentrate, whenever you want a cup of coffee, it is a simple as opening up a cap and pouring into your cup. One of the pivotal moments in our company was figuring out that we needed to scale and we needed to scale fast. And there is no blueprint for building a brewery for a cold brew so we went out to people who worked in different industries and we just picked their brain on what kind of equipment that they used. For the new brewery we're opening in The Bronx it's a hodgepodge of beer brewing equipment with some wine equipment, it's a one of a kind place. As we scale maintaining quality is the first thing we think about, it's the only thing that we think about it. That's why we took the great lengths to build our own brewery, it would have been easier to have someone else do it for us. It would have been easier to distill it into a syrup and send it somewhere where they add water and ship it out plastic bottles, but that is not what we do. The focus now is getting our winning product out to as many people as humanly possible.

00:02:15

Grady Laird: 10 more days and we will be brewing.

00:02:26

[End of Recorded Material]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

191011000 507

CSC 45
Drawdown

CERTIFICATE OF INCORPORATION
OF
GRADY'S COLD BREW, INC.

Under Section 402 of the Business Corporation Law

FIRST: The name of the corporation is:

GRADY'S COLD BREW, INC.

SECOND: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law. The corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the corporation is to be located is: Bronx

FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is Fourteen Million (14,000,000) shares, no par value, of which Five Million (5,000,000) shares of the no par value per share shall be a separate class designated as Class A Common Stock, and Nine Million (9,000,000) shares of the no par value per share shall be a separate class designated as Class B Common Stock.

Except as set forth in this paragraph FOURTH, the Class A Common Stock and the Class B Common Stock (together, the "Common Shares") shall have the same rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters.

(i) Voting. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Common Stock being entitled to two (2) votes for each share of Class A Common Stock held of record by such holder on such matters. The Class B Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class B Common Stock being entitled to one (1) vote for each share of Class B Common Stock held of record by such holder on such matters.

(ii) Dividends. The holders of Class A Common Stock and the Class B Common Stock shall be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the Common Shares by the board of directors of the Corporation from time to time out of assets or funds of the Corporation legally available

therefor; provided that the board of directors of the Corporation shall declare no dividend, and no dividend shall be paid, with respect to any outstanding share of Class A Common Stock and the Class B Common Stock, whether in cash or otherwise (including any dividend in shares of Class A Common Stock on or with respect to shares of Class A Common Stock or any dividend in shares of Class B Common Stock on or with respect to shares of Class B Common Stock (collectively, "Stock Dividends")), unless, simultaneously, the same dividend is declared or paid with respect to each share of Class A Common Stock and the Class B Common Stock.

(iii) Subdivisions, Combinations and Mergers. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Common Stock or the outstanding shares of Class B Common Stock, the outstanding shares of the other class of the Common Shares shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. In the event of any merger, statutory share exchange, consolidation or similar form of corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to receive the same per share consideration, if any, except that any securities received by holders of Class A Common Stock in consideration of such stock shall have two (2) voting rights per share and any securities received by holders of Class B Common Stock in consideration of such stock shall have single voting rights per share.

(iv) Rights on Liquidation. In the event of any liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary), the assets of the Corporation available for distribution to stockholders shall be distributed in equal amounts per share to the holders of Class A Common Stock and the holders of Class B Common Stock, as if such classes constituted a single class. For purposes of this paragraph, a merger, statutory share exchange, consolidation or similar corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), or the sale, transfer or lease by the Corporation of all or substantially all its assets, shall not constitute or be deemed a liquidation, dissolution or winding-up of the Corporation.

FIFTH: The Secretary of State is designated as agent of the corporation upon whom process against the corporation may be served. The address to which the Secretary of State shall mail a copy of any process accepted on behalf of the corporation is:

Tae Y. Cho, Esq.
Dunn Lambert, L.L.C.
East 80 Route 4 - Suite 170
Paramus, NJ   07652

SIXTH: The corporation shall, to the fullest extent permitted by Article 7 of the Business Corporation Law of the State of New York, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Article, as to any action taken or not taken in any capacity in which such person served at the request of the Corporation. The indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any By-Law, resolution of shareholders, resolution of directors, agreement, or otherwise, as permitted by said Article 7.

SEVENTH: To the fullest extent permitted by Section 402(b) of the Business Corporation Law of the State of New York, the directors of the Corporation shall have no personal liability to the Corporation or its shareholders for damages for any breach of duty in such capacity, provided that this provision shall not eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the Business Corporation Law.

Tae Y. Cho , INCORPORATOR
Dunn Lambert, L.L.C.
East 80 Route 4 - Suite 170
Paramus, NJ   07652

S07

CERTIFICATE OF INCORPORATION

OF

GRADY'S COLD BREW, INC.

CSC 45
Drawdown

Under Section 402 of the Business Corporation Law

Filed by: Tae Y. Cho, Esq.
Dunn Lambert, L.L.C.
East 80 Route 4 - Suite 170
Paramus, NJ 07652

Cust Ref # 951275 KXK

2019 OCT 11 PM 2:22

STATE OF NEW YORK
DEPARTMENT OF STATE

FILED OCT 11 2019

TAX $

BY: ___

RECEIVED
2019 OCT 11 AM 9:05

S31